Exhibit 2.1

Sale of Assets Agreement
Schedule 1

    All rights and ownership to Exclusive Recording Agreement between G2 Companies, Inc. and One Up dated June 24, 2004.

    All rights and ownership to Exclusive Recording Agreement between G2 Companies, Inc. and Jeremiah Donnelly dated June 24, 2004.

    Working trademark of G2 Records and all applicable logos.

    Web domain of www.g2records.com and company website.